Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Health Care REIT, Inc. for the registration of an indeterminate amount of debt securities, common stock, preferred stock, depositary shares, warrants and units, and to the incorporation by reference therein of our reports dated February 17, 2012 with respect to the consolidated financial statements and schedules of Health Care REIT, Inc., and the effectiveness of internal control over financial reporting of Health Care REIT, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

Toledo, Ohio	/s/ ERNST & YOUNG LLP
May 4, 2012